UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

SAFE BULKERS, INC.
(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

Apt. D11,
Les Acanthes
6, Avenue des Citronniers
MC98000 Monaco
011-377-97988181
(Address of principal executive office)

30-32 Avenue Karamanli
16673 Voula
Athens, Greece
011-30-211-1888400
(Address of representation office in Greece)

Dr. Loukas Barmparis
President
30-32 Avenue Karamanli
16673 Voula
Athens, Greece
Telephone : +30 2 111 888 400
Facsimile : +30 2 111 878 500
(Name, Address, Telephone Number and Facsimile Number of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ____:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ____:

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐          No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____.

EXHIBIT INDEX

99.1	Safe Bulkers, Inc. – six month period ended June 30, 2016 Unaudited Consolidated Condensed Financial Report.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the unaudited consolidated condensed interim financial statements and related Management’s Discussion and Analysis of Financial Conditions and Results of Operations of Safe Bulkers, Inc., (the “Company”) for the six months ended June 30, 2016.

Also attached hereto as Exhibit 101 is the Interactive Data File relating to the materials in this report on Form 6-K, formatted in Extensible Business Reporting Language (XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2016

SAFE BULKERS, INC.,

By:	/s/ Konstantinos Adamopolous
	Name:	Konstantinos Adamopoulos
	Title:	Chief Financial Officer